Exhibit 99.4
SIFY TECHNOLOGIES LIMITED
Regd. Office:
2nd Floor, TIDEL Park
4 Canal Bank Road, Taramani
Chennai 600 113
MEETING OF THE MEMBERS PURSUANT TO THE
ORDER OF THE HIGH COURT OF JUDICATURE AT MADRAS

IN THE HIGH COURT OF JUDICATURE AT MADRAS
(ORDINARY ORIGINAL CIVIL JURISDICTION)
C.A NO. 1569 of 2008
In the Matter of the Companies Act, 1956 (1 of 1956)
AND
In the matter of Section 391 and 394 of the Companies Act 1956,
AND
In the matter of Scheme of Amalgamation of
SIFY COMMUNICATIONS LIMITED
with
SIFY TECHNOLOGIES LIMTIED
and their respective shareholders.

SIFY TECHNOLOGIES LIMITED a Company incorporated under the Companies Act, 1956, having its Registered Office at 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai 600 113.

Represented by its Company Secretary	Applicant / Transferee Company
Mr V Ramasubramanian
NOTICE CONVENING MEETING OF EQUITY SHAREHOLDERS
To
The Equity Shareholders
M/s. Sify Technologies Limited /Applicant Company
TAKE NOTICE that, by the Order dated the 20th day of February 2008, the Hon’ble High Court of Judicature at Madras, has directed that a meeting of the equity shareholders of the applicant company shall be held at “2nd Floor, Tidel Park, 4 Canal Bank Road, Taramani, Chennai 600 113 on 17th March 2008 at 11.30 A.M. for the purpose of considering, and if thought fit, approving with or without modification, the Scheme of Amalgamation proposed to be made between the Applicant / Transferee Company and SIFY COMMUNICATIONS LIMITED and their respective shareholders .

Take further notice that in pursuance of the said order, a meeting of the equity shareholders of the Applicant Company will be held at 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai 600 113 on Monday, the 17th March 2008 at 11.30 A.M. when you are requested to attend.
Take further notice that you may attend and vote at the said meeting in person or by proxy provided that a proxy in the prescribed form, duly signed by you, is deposited at the Registered Office of the Applicant Company at 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai 600 113 not later than 48 hours before the meeting.
     The quorum for the meeting shall be 5 (Five) persons present in person or by proxy.
     The Hon’ble High Court has appointed Shri T H Chowdary, Director of the Applicant Company in his absence alternatively, Mr C B Mouli, Director of the Company, as a Chairman of the said meeting.
     A copy of the said Scheme of Amalgamation, a statement under Section 393 of the Companies Act, 1956 and a form of proxy are enclosed.
Dated at Madras this the 21st day of February 2008.
T H Chowdary
Chairman Appointed for the Meeting

IN THE HIGH COURT OF JUDICATURE AT MADRAS
(ORDINARY ORIGINAL CIVIL JURISDICTION)
C.A NO. 1569 of 2008
In the matter of the Companies Act, 1956 (1 of 1956)
AND
In the matter of Section 391 and 394 of the Companies Act 1956,
AND
In the matter of Scheme of Amalgamation of
SIFY COMMUNICATIONS LIMITED
with
SIFY TECHNOLOGIES LIMITED
AND
THEIR RESPECTIVE SHAREHOLDERS

SIFY TECHNOLOGIES LIMITED, a Company incorporated under the Companies Act, 1956, having Its Registered Office At 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai 600 113.

Applicant / Transferee Company
EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956
1.	Pursuant to an Order dated the 20th February 2008 passed by the Hon’ble High Court of Judicature at Madras in the Company Application referred to above, a meeting of the Equity Shareholders of the Applicant Company is being convened on Monday, the 17th March 2008 at 11.30 A.M, at 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai 600 113 for the purpose of considering and, if thought fit, approving with or without modification, the Scheme of Amalgamation between Sify Communications Limited (“the Transferor Company”) and Sify Technologies Limited (“the Transferee Company”) and their respective shareholders herein after referred to as (“The Scheme”). which is annexed to the notice.

2.	In this Statement,
a)	“The Scheme” means the Scheme of Amalgamation between Sify Communications Limited and Sify Technologies Limited and their respective shareholders.

b)	Sify Communications Limited, which is the Transferor Company in the Scheme, is hereinafter referred to as “Transferor Company.”

c)	Sify Technologies Limited, which is the Transferee Company in the Scheme, and Applicant Company, is hereinafter referred to as “Transferee Company”.
3.	The particulars of the Transferor Company are as follows:
(a)	The Transferor Company is a public limited company incorporated on the 17th day of July 2000 in the name of Safescrypt Limited. Subsequently the name of the Company was changed from Safescrypt Limited to Sify Communications Limited. It has its Registered Office at 3rd Floor, TIDEL Park, 4, Canal Bank Road,, Taramani, Chennai 600 113.

(b)	The main objects of SCL, are as set out in its Memorandum of Association, are
1.	To provide security products for corporate, web sites and individuals to conduct e-commerce on the net, whether it is private or public;

2.	To develop and provide Internet service, Internet Telephony, Infrastructure based services, Virtual Private Network and other related data, voice and video services, wide area communication network, value added services on the network, lease or other transfers of network, software, peripherals and related products, and to provide marketing services.

3.	To set up and run electronic data processing centres and to carry on the business of data processing, word processing, software consultancy, software studies, information technology studies, system studies, management consultancy, techno-economic feasibility studies of projects, design and development of information and other systems, and to undertake and execute feasibility studies for computerization, setting up of all kinds of computer systems and digital / electronic equipments and the selection, acquisition and installation thereof for corporates, individuals or any type of users.

4.	To carry on the business of consulting, developing, software and hardware, integrated platform(s) for the e-commerce solutions, applications, information technology, security and all other kinds of technology solutions or services and to acquire, maintain, operate, manage and undertake technology and infrastructure for this purpose.

(c)	The Authorised Share Capital of the Company is Rs.20,00,00,000 divided into 2,00,00,000 equity shares of Rs.10/- each. The issued, subscribed and paid up capital of the Transferor Company is Rs.18,00,00,000 divided into 1,80,00,000 equity shares of Rs.10/- each.

(d)	The Transferor Company is a subsidiary of Sify Technologies Limited.
The financial year of the Transferor Company ends on 31st March every year.
4.	The particulars of the Transferee Company are as follows:
(a)	The Applicant Company was originally incorporated on 12th day of December 1995 under the provisions of the Companies Act, 1956, under the name and style of “SATYAM INFOWAY PRIVATE LIMITED” (hereinafter referred to as the “Transferee Company”). The Company became a Deemed Public Company with effect from 31st August 1997, upon which the word Private was deleted in the name of the Company. Subsequently, the name of the Company was changed from Satyam Infoway Limited to SIFY LIMITED vide fresh Certificate of Incorporation dated 6th January 2003. Further, the name of the Company was changed to SIFY TECHNOLOGIES LIMITED vide fresh Certificate of Incorporation dated 8th day of October 2007 issued by the Registrar of Companies, Tamil Nadu. The Registered Office of the Applicant Company is situated at 2nd Floor, TIDEL Park, 4, Canal Bank Road, Taramani, Chennai 600 113.
(b)	The main objects of STL as set out in its Memorandum of Association are:
1.	To develop, service and sell / lease data based through direct or electronic media, to develop a wide area communication network of sell / lease the network or provide value added services on the network to develop, service, buy / sell computers, software, peripherals and related products to provide marketing services arising direct as well as electronic media;

2.	To undertake the designing and development of system and applications software either for its own use or for sale in India or for export outside India and to design and develop such systems and application software for or on behalf of manufacturers, owners and users of computer systems and digital / electronic equipment’s in India or elsewhere in the world;

3.	To set up and run electronic data processing centres and to carry on the business of data processing, word processing, software consultancy, system studies, management consultancy, techno-economic feasibility studies of projects, design and development of management information systems, share / debenture issues management and / or registration and share / debenture transfer agency;

4.	To undertake and execute feasibility studies for computerization, setting up of all kind of computer systems and digital / electronic equipment’s and the selection, acquisition and installation thereof whether for the company or its customers or other users;

5.	To conduct, sponsor or otherwise participate in training programmes, courses, seminar conferences in respect of any of the objects of the company and for spreading or imparting the knowledge and use of computers and computer programming languages including the publication of books, journals, bulletins, study / course materials, circulars and newsletters; and to undertake the business as agents, stockist, distributors, franchise holders or otherwise for trading or dealing in computer systems, peripherals, accessories, parts and computer consumables, continuous and non continuous stationery, ribbons and other allied products and things and standard software packages.

6.	To conduct e-commerce for sale of all kinds of products and services through direct or electronic media as well as on and off line e-commerce including travel related services, buying and selling of products and services / merchandise, software, data information etc. in India and abroad;
5.	The Share Capital of the Applicant Company as on 31.12.2007 is as under:
The Authorised Share Capital of the Applicant Company is Rs.50,00,00,000 divided into 50,000,000 equity shares of Rs.10/- each.
The subscribed and paid up capital of the Applicant Company is Rs. 42,80,02,650 divided into 4,28,00,265 equity shares of Rs.10/- each.
Subsequent to the Balance sheet date the Applicant / transferee company has issued 19,817 equity shares of Rs.10/- each. The issued, subscribed and paid up capital of the Applicant Company/Transferee Company as on 31st December 2007 is 42,820,082 Equity Shares of Rs.10/- each amounting to Rs.42,82,00,820.
The financial year of the Transferee Company ends on 31st March every year.
6. The Board of Directors of the Transferee Company and Transferor Company at their respective meetings held on 10th February 2008 and 9th February 2008 have approved the Scheme of Amalgamation between the Transferor Company and the Transferee Company and their respective shareholders.
7.	The salient features of the Scheme are as follows:
a.	With effect from 1st April 2007, (hereinafter referred to as”The Appointed Date”) the entire undertakings and business of the Transferor Company with all their properties and assets shall without any further act, instrument deed or other be transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company as a going concern.

b.	On and from the Transfer Date, all debts secured and unsecured, liabilities and obligations of every kind including tax liabilities of the Transferor Company shall without any further act or deed be transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company so as to become the debts, liabilities and obligations of the Transferee Company from that date.

c.	All contracts and deeds, bonds, agreements to which the Transferor Company is a party shall remain in full force and effect against or in favour of the Transferee Company.

d.	If there are any employees of the Transferor Company, who are in service on the date immediately preceding the Effective Date shall, unless otherwise desired by any of the employees, become the employees of the Transferee Company on the Effective date.

e.	Upon the Scheme coming into effect, in consideration of the transfer of and vesting of the Undertaking of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall, without any further application, act or deed, issue and allot to every member of the Transferor Company, holding fully paid up Equity Share(s) in the Transferor Company and whose names appear in the Register of Members of the Transferor Company on the Record Date, his / her heirs, executors, administrators or the successors-in-title, as the case may be, 5 (Five) Equity Shares of the face value of Rs.10/- each of the Transferee Company (hereinafter collectively called the “ New Equity Shares) credited as fully paid-up in respect of every 7 (Seven) Equity Shares of face value of Rs.10/- each fully paid up held by him / her / it in the Transferor Company.

f.	All legal proceedings of whatsoever nature by or against the Transferor Company shall be continued by or against the Transferee Company.

g.	On and from the Appointed Date, the Transferor Company shall be deemed to have carried on and to be carrying on its business for and on behalf of and on account of the Transferee Company.

h.	The Transferor Company shall stand dissolved without going through the process of winding up, upon orders to this effect by the Hon’ble High Court of Judicature at Madras.

i.	The Scheme is conditional upon and subject to the approval by the requisite majority of the members of the Transferor Company and Transferee Company as prescribed in the Companies Act, 1956 and sanction of the Hon’ble High Court of Judicature at Madras.

j.	The Scheme will be operative from the Appointed Date i.e. 1st April 2007 and shall come into effect from the date on which the sanctions and approvals mentioned above are obtained and a certified copy of the order of the Hon’ble High Court of Judicature at Madras is filed with the Registrar of Companies, Chennai.

8. The following are some of the benefits which would arise upon the Scheme coming into effect:
a)	The facilities available with the companies could be pooled together and the amalgamated company will be better able to utilise the facilities available as one single unit for the benefit of the amalgamated company.

b)	By the proposed amalgamation, the operational costs will be considerably reduced and the management will be able to operate and run the amalgamated company as a single unit more effectively and economically resulting in better turnover and profits.

c)	The activities of the companies are inter-related.

d)	It will make available to the amalgamated company, the benefit of financial resources, managerial, technical and marketing expertise of the companies.

e)	The proposed amalgamation would bring in greater economies in operation and will help in reducing expenditure considerably.

f)	The proposed amalgamation will be conducive to better and more efficient and economic control and conduct of the business.

g)	The proposed amalgamation would result in better and optimum utilisation of the assets of the companies by pooling their resources and reducing their overheads. An integration of activities would, therefore, be economical and in the interests of both the companies concerned. The amalgamation when it materializes would result in centralized administration, economy of operations, integrated business approach, greater efficiency and investment in professional management.
9. The Scheme is not prejudicial to any of the creditors or to public interest.
10. No investigation proceedings against the Applicant Company under Section 235 to 251A of the Companies Act, 1956 are pending or likely to be pending.
11. The exchange ratio for the allotment of shares of STL to the shareholders of the Transferor companies has been fixed on the basis of the valuation report of M/s Deloitte Haskins & Sells, Independent Valuer.
12. The Directors of the Companies have no interest in the amalgamation of the company.
13. Under Section 391 of the Companies Act, 1956 the proposed Scheme will have to be approved by a majority in number representing three-fourths in value of the members present and voting either in person or by proxy at the meeting. A proxy form is enclosed.

14. The details of shares held by the Directors of Transferor Company and Transferee Company are set out below and these Directors may accordingly be deemed to be interested or concerned in the Scheme to the extent of their shareholdings.

Directors of the Transferee	Shareholding in Transferee	Shareholding in Transferor
Company	Company (STL)	Company (SCL)
Mr Raju Vegesna, Managing Director and CEO.	Nil	Nil

Mr Ananda Raju Vegesna, Executive Director	Nil	Nil

Dr T H Chowdary, Director	Nil	Nil

Dr S K Rao, Director	Nil	Nil

Mr C B Mouli, Director	Nil	Nil

Mr P S Raju, Director	Nil	Nil

Mr S R Sukumara, Director	Nil	Nil

Directors of the Transferor Company

Mr C V S Suri, Managing Director	Nil	1

Mr K V Kasturi, Director	Nil	1

Mr Harjinder Singh Kohli, Director	Nil	Nil

Mr V Ramasubramanian, Director	Nil	1
15. Particulars of documents available for inspection at the Registered Office of the Transferee Company:
a)	Memorandum and Articles of Association of the Transferor and Transferee Companies.

b)	The Audited Balance Sheet and Profit and Loss Account of SCL and STL for the year ended 31st March 2007.

c)	Scheme of Amalgamation of the Transferor Company with Transferee Company.

d)	Orders dated 20th February 2008 passed by the High Court of Judicature at Madras convening the Meeting of the Equity Shareholders of the Transferee Company.

e)	Register of Directors shareholdings of the Transferor and Transferee Companies.
16. This statement may be treated as the statement under Section 173 of the Companies Act, 1956 also.

Date: 21st February 2008	T H Chowdary
Place: Chennai	Chairman Appointed for the Meeting

IN THE HIGH COURT OF JUDICATURE AT MADRAS
ORDINARYORIGINAL CIVIL JURISDICTION)
COMPANY APPLICATION NO. 1569 OF 2008
In the matter of the Companies Act, 1956 (1 of 1956)
AND
In the matter of Scheme of Amalgamation of
SIFY COMMUNICATIONS LIMITED
with
SIFY TECHNOLOGIES LIMITED
and their respective shareholders

SIFY TECHNOLOGIES LIMITED a Company incorporated under the Companies Act, 1956, having its Registered Office at 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai 600 113.

Represented by its Company Secretary	Applicant / Transferee Company
Mr V Ramasubramanian
FORM OF PROXY
I/We                                          the undersigned, Equity Shareholder/(s) of the Applicant Company, hereby appoint                                          of                                          and failing him/her                                          of                                          as my/our proxy, to act for me / us at the meeting of the Equity Shareholders to be held at 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai 600 113. on Monday, the 17th March, 2008 at 11.30 A.M. for the purpose of considering and if thought fit, approving with or without modification(s), the Scheme of Amalgamation proposed to be made between Sify Communications Limited (‘the Transferor Company’) and Sify Technologies Limited (‘the Transferee Company’) and at such meeting, and / or at any adjournments thereof, to vote, for me/us and in my / our name (s)                                          (here if ‘for’ insert ‘for’, if ‘against’ insert ‘against’ and in the latter case, strike out the words below after “Scheme of Amalgamation”) the said Scheme of Amalgamation embodied, either with or without modification, as my/our proxy may approve.
Dated this                      day of                     , 2008.

Folio No.	:
Number of Shares held	:
Name	:
Address	:
Affix
revenue
stamp
Signature

Note:
1.	The Proxy must be deposited at the Registered Office of the Applicant Company not later than 48 hours before the time for holding the meeting. The Proxy need not be a Member of the Applicant Company.

2.	All alterations made in the Form of Proxy should be initialled.